SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Rio Tinto plc (Translation of registrant’s name into English) 6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	Rio Tinto Limited (Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	8 July 2003	Energy supply agreement:
Comalco signs conditional agreement for PNG gas

99.2	16 July 2003	Tax dispute:
Rio Tinto disputes ATO tax assessments

99.3	21 July 2003	Sale of joint venture:
Rio Tinto and BP sell Kaltim Prima Coal to PT Bumi Resources

99.4	23 July 2003	Production report:
Production Report for the Quarter Ended 30 June 2003

99.5	29 July 2003	Rights offer by subsidiary company:
Palabora Mining Company Rights Offer

99.6	31 July 2003	2003 half year results:
US dollar and some weak markets undermine solid result

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless
Name	A V Lawless	Name	A V Lawless
Title	Secretary	Title	Assistant Secretary

Date	1 August 2003	Date	1 August 2003